Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Noble Midstream Partners GP LLC (as general partner of Noble Midstream Partners LP):

We consent to the use of our report dated February 14, 2017, with respect to the consolidated balance sheets of Noble Midstream Partners LP (including its predecessor as defined in Note 1 and collectively, the Partnership) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in the method of accounting for computing depreciation to the straight-line method of depreciation.

/s/ KPMG LLP

Houston, Texas

July 14, 2017